EXHIBIT 99.8
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[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]



             PRESS RELEASE - FOR IMMEDIATE RELEASE NOVEMBER 10, 2003
                    THIRD QUARTER RESULTS, SEPTEMBER 30, 2003


Vermilion Energy Trust ("Vermilion") (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended September 30, 2003. These results include the consolidated results of Aventura Energy Inc. ("Aventura"), a 72.2% owned subsidiary. Where applicable, the results have been segregated to reflect Aventura operations and those related to the Trust (the "Trust"), as Aventura does not currently contribute any cash flow or production to the generation of the Trust distributions.

Vermilion achieved the following highlights:

THIRD QUARTER HIGHLIGHTS

> Achieved consolidated production of 24,661 boe/d, compared to 26,288 boe/d in the second quarter of 2003. Third quarter production was affected by normal production declines, by the temporary shut-in of the Shane Kiskatinaw 'D' Pool, and by operational interruptions and delays in France due to a windstorm in July 2003.

> Participated in the successful efforts to resume production from the Shane Kiskatinaw 'D' Pool, and transferred operatorship of the pool to Clear Energy Inc.

> Maintained consistent distributions of $0.17 per unit per month. Vermilion anticipates that it will be able to maintain its monthly distribution at $0.17 per unit through 2003.

> The Trust generated cash flow of $34.0 million ($0.59 per unit) from production of 22,091 boe/d, consisting of 12,222 bbls/d of oil and NGL's and 59.2 mmcf/d of natural gas(1). This compares to a second quarter cash flow of $38.5 million from production of 24,073 boe/d. Current production for the Trust, excluding Aventura, is approximately 22,500 boe/d.

> Continued to experience active trading, with over 15.5 million units changing hands in the third quarter. Since Vermilion began trading as a trust on January 24, 2003 almost 61 million units have been traded, representing a 115% turnover of the market float. Through September 30th, 2003, the Trust provided a total return of 37% to its unitholders since inception, comprised of 27% in capital appreciation and 10% in distributions.

> Initiated a modest drilling program in Canada and France. Vermilion began drilling Champotran 24, the first of three planned wells in France, in September 2003. Drilling and completion of the Trust's Canadian wells is ongoing with three wells remaining to be drilled in the fourth quarter.

> Announced that Vermilion was in negotiations with a potential acquirer of the outstanding shares of Aventura. The completion of the proposed transaction is dependent upon the parties reaching agreement on all terms as well as satisfying a number of conditions precedent, including obtaining government and other approvals in Trinidad. These negotiations are ongoing.

(1) Although Aventura's production and financial results are consolidated in the financial tables, these are not included as part of distributable funds for the Trust's unitholders.

CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Wednesday, November 12, 2003. The conference call will begin at 10:00 a.m. EST (8:00 a.m. MST). To participate, you may call toll free 1-800-814-3911 or 1-416-640-4127 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21021476 followed by the pound "#" key. The replay will be available until midnight eastern time on November 19, 2003.



                                       1
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

HIGHLIGHTS

                                                         THREE MONTHS ENDED                     NINE MONTHS ENDED
---------------------------------------------------------------------------------------------------------------------------------
                                                        Trust   Aventura                         Trust   Aventura
                                                    Financial     Energy   CONSOLIDATED      Financial     Energy    CONSOLIDATED
(Unaudited)                                       Information    Inc.(3)  SEPT 30, 2003    Information    Inc.(3)   SEPT 30, 2003
---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL ($000 CDN. EXCEPT UNIT AND PER UNIT AMOUNTS)

Petroleum and natural gas revenues                   $ 70,131   $  3,048      $  73,179      $ 233,339   $  8,767     $   242,106
Cash flow from operations                              34,000      1,779         35,779        110,887      4,012         114,899
  Per unit, basic (1)                                    0.59                      0.61           1.91                       1.98
Distributions (2)                                      27,429                    27,429         70,986                     70,986
  Per unit                                               0.51                      0.51           1.36                       1.36
% cash flow distributed                                   81%                       77%            64%                        62%
Capital expenditures                                   17,884      1,014         18,898         39,650     13,415          53,065
Acquisitions (dispositions)                                --       (159)          (159)         5,761     (7,055)         (1,294)
Debt, net of working capital (surplus)                                                         200,060     (8,323)        191,737
Trust units outstanding (1)
  Basic                                                                                                                58,236,936
  Diluted                                                                                                              62,714,536
Weighted average trust units outstanding (1)
  Basic                                                                                                                57,989,679
  Diluted                                                                                                              58,376,951
Unit trading
  High                                                                                                                $     15.40
  Low                                                                                                                 $     11.12
  Close                                                                                                               $     14.95

OPERATIONS

Production
  Crude oil (bbls/d)                                   10,355        359         10,714         10,891        335          11,226
  Natural gas liquids (bbls/d)                          1,867         --          1,867          1,978         --           1,978
  Natural gas (mcf/d)                                  59,215     13,266         72,481         63,334     12,125          75,459
  Boe/d (6:1)                                          22,091      2,570         24,661         23,425      2,356          25,781
Average selling price
  Crude oil (per bbl, including hedging)             $  35.54   $  36.07      $   35.55      $   36.37   $  38.82     $     36.44
  Crude oil (per bbl, not including hedging)            39.57      36.07          39.45          40.80      38.82           40.74
  Natural gas liquids (per bbl)                         32.38         --          32.38          36.17         --           36.17
  Natural gas (per mcf, including hedging)               5.64       1.52           4.89           6.11       1.55            5.38
  Natural gas (per mcf, not including hedging)           5.64       1.52           4.89           6.25       1.55            5.50
Netbacks per boe (6:1)
  Operations netback                                    19.62       8.54          18.47          21.49       9.32           20.37
  Cash flow netback                                     16.73       7.53          15.77          17.34       6.24           16.33
  Cash flow netback excluding reorganization costs                                               18.72                      17.58
  Operating costs                                        6.38       2.89           6.02           5.86       2.82            5.59
  General and administrative                         $   1.18   $   1.66      $    1.23      $    1.21   $   1.37     $      1.23

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
(2)  Distributions are paid on issued trust units at each record date
(3) The Trust owns 72.2% of the outstanding shares of Aventura, necessitating the consolidation of the results of the Trust and Aventura

OPERATIONAL ACTIVITIES

The Trust's activities in the third quarter included the drilling of nine wells (5.1 net) of which five (3.1 net) have been cased and four (2.0 net) have been abandoned. Of the cased wells, two have been completed and are currently on production while the balance are pending completion and tie-in. The production impact from the third quarter drilling program will materialize in the fourth quarter. In mid-September the Trust began drilling the first of three scheduled wells in France. Vermilion will drill the target zones using an underbalanced drilling system, the first time this technique has been used on the Trust's properties in France. Underbalanced drilling technology has proven very effective for reservoirs that are sensitive to water damage induced by traditional drilling methods.


                                       2
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

PRODUCTION SUMMARY (6:1)

                                   THREE MONTHS ENDED SEPT 30, 2003          NINE MONTHS ENDED SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
                                      Oil &     Natural                         Oil &     Natural
                                       NGLs         Gas     TOTAL                NGLs         Gas     TOTAL
                                   (BBLS/D)    (MMCF/D)   (BOE/D)            (BBLS/D)    (MMCF/D)   (BOE/D)      %
------------------------------------------------------------------------------------------------------------------
VERMILION ENERGY TRUST
     Canada                           6,397       57.62    16,001               6,897       61.87    17,210     67
     France                           5,825        1.59     6,090               5,972        1.46     6,215     24
------------------------------------------------------------------------------------------------------------------
     Total                           12,222       59.21    22,091              12,869       63.33    23,425     91
------------------------------------------------------------------------------------------------------------------

AVENTURA ENERGY INC.
     Trinidad                           359       13.27     2,570                 335       12.13     2,356      9
------------------------------------------------------------------------------------------------------------------

Consolidated                         12,581       72.48    24,661              13,204       75.46    25,781    100
==================================================================================================================

Third quarter production in Canada averaged 6,397 bbls/d of oil and NGL's and
57.6 mmcf/d of natural gas compared to 7,296 bbls/d and 62.7 mmcf/d in the second quarter. Vermilion also produced 6,090 boe/d from its properties in France, compared to 6,334 boe/d in the second quarter.

In France, production gains from workovers and production optimization programs have largely offset normal declines. Since the beginning of the year these workovers have added approximately 400 boe/d of stabilized production. Currently, our France properties are producing approximately 6,200 boe/d. Depending on the results of the drilling program in the fourth quarter, the Trust's production volumes in France should end the year well above 2002 exit rates of approximately 6,400 boe/d.

DRILLING ACTIVITY (# OF WELLS)

                                   THREE MONTHS ENDED SEPT 30, 2003               NINE MONTHS ENDED SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
                                              GROSS            (NET)                        GROSS             (NET)
------------------------------------------------------------------------------------------------------------------
CANADA
     Oil                                          0            (0.0)                            0             (0.0)
     Gas                                          5            (3.1)                            8             (4.7)
     D&A                                          4            (2.0)                            4             (2.0)
------------------------------------------------------------------------------------------------------------------
TOTAL                                             9            (5.1)                           12             (6.7)
==================================================================================================================
FRANCE
     Oil                                          0            (0.0)                            0             (0.0)
     Gas                                          0            (0.0)                            0             (0.0)
     D&A                                          0            (0.0)                            0             (0.0)
------------------------------------------------------------------------------------------------------------------
TOTAL                                             0            (0.0)                            0             (0.0)
==================================================================================================================
COMBINED
     Oil                                          0            (0.0)                            0             (0.0)
     Gas                                          5            (3.1)                            8             (4.7)
     D&A                                          4            (2.0)                            4             (2.0)
------------------------------------------------------------------------------------------------------------------
TOTAL                                             9            (5.1)                           12             (6.7)
==================================================================================================================

In addition to its operational activity, Vermilion had 15 wells drilled on its lands in Canada to date in 2003 (five wells in the third quarter) through farm-out arrangements in which Vermilion maintained either a small working interest or a gross overriding interest. The Trust will continue to pursue activity on its undeveloped land base by third parties as a means of drilling locations that are not compatible with Vermilion's capital development strategy and creating economic value in the form of overriding royalty income.



                                       3
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

FINANCIAL

The Trust generated cash flow of $34.0 million in the third quarter ($0.59 per unit), compared to $38.5 million ($0.67 per unit) in the second quarter. The Trust's distributions in the third quarter totalled $27.4 million or $0.51 per unit. The Trust's year-to-date payout ratio is approximately 64% of total cash flow. Vermilion's earnings for the third quarter were $13.3 million, bringing year-to-date earnings to $45.2 million. Capital expenditures for the Trust in the third quarter totalled $17.9 million. The Trust's total debt, net of working capital (assignable to the Trust) at the end of the period was $200 million.

CAPITAL EXPENDITURES ($000'S)

                                                  THREE MONTHS ENDED SEPT 30, 2003          NINE MONTHS ENDED SEPT 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                              AVENTURA                                   AVENTURA
                                                   TRUST        ENERGY                         TRUST       ENERGY
                                                  ASSETS          INC.    CONSOLIDATED        ASSETS          INC.   CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------------
Land                                            $    226      $      0        $    226      $    879     $     --        $    879
Seismic                                              (83)            0             (83)        1,037           --           1,037
Drilling and completion                            8,683             0           8,683        12,990           --          12,990
Production equipment and facilities                2,330             0           2,330         7,675           --           7,675
Workovers                                          5,439             0           5,439        12,004           --          12,004
Trinidad                                               0         1,014           1,014         1,804       13,415          15,219
Other                                              1,289             0           1,289         3,261           --           3,261
-----------------------------------------------------------------------------------------------------------------------------------
                                                  17,884         1,014          18,898        39,650       13,415          53,065
Property acquisitions (dispositions)                   0          (159)           (159)        5,761       (7,055)         (1,294)
-----------------------------------------------------------------------------------------------------------------------------------
                                                $ 17,884      $    855        $ 18,739      $ 45,411     $  6,360        $ 51,771
===================================================================================================================================

AVENTURA ENERGY INC.

Production from Carapal Ridge remained stable in the quarter at market-restricted rates. The Baraka-1 well is shut-in pending tie-in and testing in 2004. Aventura has received a certificate of environmental clearance to tie-in the Baraka-1 well to the Carapal Ridge production facilities. The Baraka-1 well will be tested through these facilities in 2004. Simultaneously, the Carapal Ridge-1 well will be shut-in for pressure build-up testing, which will enable further evaluation of this reservoir.

Aventura holds a well-developed prospect inventory on its Central Block properties in Trinidad. The Company believes the ultimate potential recoverable reserves from these properties could exceed 1.0 TCF of natural gas. Aventura is developing a capital program for 2004 that would include the drilling of an additional three exploration wells. The Company is currently surveying the proposed well sites for 2004 and will subsequently apply for environmental clearance. Negotiations are underway with several drilling contractors and a tender for drilling services will be issued in the next few weeks. Aventura is maintaining its capital planning schedule to provide a contingency plan in the event the proposed disposition is not consummated.

OUTLOOK

Vermilion's third quarter was negatively impacted by production interruptions in Canada and France that have since been resolved. The total third quarter loss in production due to the shut-in of the Shane Pool in Canada and storm related workover delays in France was approximately 900 boe/d. Current production is approximately 22,400 boe/d, which should remain stable to year-end. The balance of the year should benefit from ongoing drilling and tie-in activity in Canada and France. The Trust is advancing its farm out activity, which could add further to the value of its existing asset base. The Trust is also evaluating several domestic and international acquisition opportunities.


                                       4
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

In France, Vermilion was awarded 100% of the Aquitaine Maritime exploration concession that lies in shallow offshore waters on trend with the firm's operations in the Aquitaine Basin. Vermilion will be reviewing avenues to capitalize on this tremendous exploration opportunity while minimizing the risk exposure to our unitholders. The Aquitaine Maritime prospect is believed to encompass a 200-600 million barrel structure, however, will require full seismic coverage and the drilling of at least one well over the next two to three years. Vermilion plans to bring in third party participants and outside sources of capital to limit the Trust's capital exposure to this project, and believes this prospect will eventually provide unitholders with significant capital appreciation potential without impairing the Trust's ability to maintain its stable distribution policy.

Vermilion has established that non-residents own approximately 33% of its issued and outstanding units (not including exchangeables) and 30% if the exchangeable shares are included. This compares to 39% and 35%, respectively, at the end of the second quarter 2003. Pursuant to Vermilion's Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. The Trust will continue to ensure that it complies with all requirements under its Trust Indenture, including Canadian ownership requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE NINE MONTHS ENDED SEPTEMBER 30, 2003 REPRESENTS THE FIRST THREE QUARTERS OF VERMILION'S OPERATION AS A TRUST. AS VERMILION ENERGY TRUST WAS CREATED THROUGH THE RE-ORGANIZATION OF VERMILION RESOURCES LTD., THE HISTORICAL RESULTS OF VERMILION RESOURCES LTD. WILL REPRESENT THE HISTORICAL RESULTS OF THE TRUST FOR COMPARATIVE PURPOSES.

Oil and gas prices for the first three quarters of 2003 were strong in comparison with the first three quarters of 2002. The WTI reference price for oil averaged $30.99 US per bbl for the nine month period, Dated Brent was $28.65 US per bbl and AECO reference price for gas was $7.01 Cdn per mcf. This compares to $25.39 per bbl for WTI, $24.38 per bbl for Brent and $3.53 per mcf, Cdn AECO for the first nine months of 2002. These year over year price increases are the main drivers behind the increase in netbacks in 2003 as compared to 2002. In 2003, Vermilion's operating netback equalled $20.37 per boe, up 8% over the $18.91 reported for the first nine months of 2002. The cash flow netback of $16.33 per boe for the first nine months was up 11% over the $14.77 recorded in 2002. The 2003 third quarter operating and cash flow netbacks totalled $18.47 and $15.77 per boe, respectively. These compare to 2002 third quarter operating and cash flow netbacks equal to $19.61 and $15.43 per boe, respectively. In addition, the 2003 cash flow netbacks were reduced by $1.25 per boe for the year as a result of the impact of the cash costs incurred in the re-organization of Vermilion into a trust.

Total revenues for the first three quarters of 2003 were $242.1 million compared to $204.2 million for the first three quarters of 2002 and $73.2 million in the third quarter of 2003 compared to $70.7 million for the corresponding reporting period in 2002. Vermilion's combined crude oil & NGL price was $40.06 per bbl for the first three quarters of 2003, an increase of 14% over the $35.01 per bbl reported for the first three quarters of 2002. The third quarter price was $38.40 per bbl compared to $39.35 per bbl a year ago. The natural gas price realized in the first three quarters of 2003 was $5.50 per mcf compared to $3.91 per mcf realized a year ago, a 41% year-over-year increase. The third quarter price of $4.89 per mcf was 37% greater than the $3.56 per mcf for the same period of 2002. Tempering these increases was the impact of Vermilion's hedging program, whereby prices were reduced by $2.22 per boe on a combined basis for the nine month period ended September 30, 2003, compared to a hedging loss of $0.16 per boe in the first three quarters of 2002. Gas prices were reduced on average by $0.12 per mcf over the first three quarters of 2003, with third quarter prices not impacted by the Trust's natural gas collar.



                                       5
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

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Physical and financial natural gas contracts for 19,071 GJ/d remain in place for the calendar year of 2003 with various price structures resulting in an average floor price of $4.80/GJ. Currently, the Trust has hedged 10,198 GJ/d of its 2004 natural gas production with various price structures, resulting in an average floor price of $4.71/GJ. Vermilion has WTI hedges covering 2,950 bbls/d at US$24.74/bbl for the remainder of 2003; 2,250 bbls/d in 2004 at US$24.35/bbl; and 1,500 bbls/d in 2005 at US$24.80/bbl. Vermilion has Brent hedges covering 2,600 bbls/d at US$23.24/bbl for the remainder of 2003; 2,250 bbls/d in 2004 at US$22.93/bbl; and 1,500 bbls/d in 2005 at US$23.37/bbl.

Vermilion has Canadian/US dollar currency swaps in place covering its oil hedge positions for 2003 at approximately US$0.63 per CDN dollar. For 2004 US$38.0 million in currency hedges average approximately US$0.71 per CDN dollar.

Total royalties, net of ARTC, increased to $8.44 per boe or 23.0% of sales in the first three quarters of 2003, compared with $6.21 per boe, or 21.0% of sales in the first three quarters of 2002. The quarter over quarter amounts were $7.77 per boe in 2003 and $5.90 per boe for the same period in 2002. The increase is due directly to the increase in prices explained above as royalties are price sensitive in Canada and calculated as a percentage of revenue. In France, royalties for the most part are calculated on a unit of production basis and do not react to price changes.

Operating costs increased to $5.59 per boe in 2003 from $4.35 per boe in the first three quarters of 2002. Operating costs for the third quarter of the year were $6.02 per boe in comparison to $4.39 for the third quarter of 2002. In Canada, processing costs in the Peace River Arch area, workovers designed to increase production and increased power costs resulting from the strong gas prices in the year have contributed to the year over year increase. Adding to this was the shut in wells at Shane which increased the per unit costs. In addition to these factors, per unit operating costs are higher in 2003 due to the impact of the reorganization into a Trust and the impact of lower cost production allocated to Clear Energy Inc.

In France, power costs continue to rise and the strengthening Euro also contributed to the increase in operating costs when converted to Canadian dollars.

General and administrative expenses for the year increased to $1.23 per boe from $1.06 per boe in the first three quarters of 2002. The third quarter number for 2003 of $1.23 is increased over the third quarter 2002 number of $0.99 by $0.24. The increase is due to the increased costs of operating a Trust.

Reorganization costs of $25.6 million relate to Vermilion's decision to convert to a trust. Included in this amount are $8.8 million in transaction costs, which include investment banking fees as well as all accounting and legal fees, related to the conversion. Also included in this amount is the value of trust units issued in exchange for the cancellation of all outstanding employee options. The value of the trust units issued totalled $16.8 million. All of these costs were incurred in the first quarter of 2003.

Interest expense increased to $0.92 per boe for the first three quarters of 2003 from $0.57 per boe for the corresponding period in 2002 as a result of higher average debt levels. The quarter over quarter increase was $0.27 per boe from $0.77 per boe in the third quarter of 2002 to $1.04 in 2003.

Depletion and depreciation expenses increased from $10.02 per boe in the first three quarters of 2002 to $10.27 per boe in 2003. The quarter over quarter numbers were $10.80 in the third quarter of 2003 as compared to $10.92 a year ago. Included in depletion and depreciation is a $1.4 million charge representing the loss on the sale of Aventura's interest in assets in Argentina. Aventura's assets are now focused exclusively in Trinidad.

The Trust's current tax provision has decreased to $0.64 per boe in the first three quarters of 2003 and $0.43 in the third quarter from $2.51 per boe in the first nine months of 2002 and $2.45 in the third quarter. The current provision is based on an estimated $6 million tax liability in France for the year, while in Canada, it is anticipated that there will be no current taxes due. A reduction in tax rates for


                                       6
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

Canadian resource activities resulted in a recovery of future income taxes, which was recorded in the second quarter pushing earnings to $45.2 million for the first three quarters of 2003. Adding to this recovery is the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

Foreign exchange loss increased to $0.32 per boe with a gain of $0.36 per boe in the first three quarters of 2003 and third quarter respectively from NIL in the nine months ended 2002 and a gain of $0.03 per boe in the third quarter 2002. The increased loss relates to a loss on working capital held in a foreign currency in our France operations combined with Aventura's loss on its working capital related to its operations in Trinidad.

Capital spending for the first nine months totalled $51.8 million including $39.7 million invested on the Trust's asset base with the balance being Aventura's capital program in Trinidad. This compares to $199.5 million spent in the first three quarters of 2002, $31.0 million of which was for the corporate acquisition of Artemis Energy Limited and $66.3 million of which was for the purchase of a 40% participating interest in, and operatorship of the Central Block onshore Trinidad. The capital for the first three quarters of 2003 was funded entirely through cash flow and was primarily spent on facilities, tie-ins and workovers.

Vermilion's debt (net of working capital) on September 30, 2003 was $191.7 million. During the third quarter, Vermilion's credit facility with its banking syndicate was amended to provide a $240 million credit facility effective September 30, 2003. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

NETBACKS (6:1)                                                                                                THREE          NINE
                                                                                                             MONTHS        MONTHS
                                                     THREE MONTHS                         NINE MONTHS         ENDED         ENDED
                                              ENDED SEPT 30, 2003                 ENDED SEPT 30, 2003    SEPT 30/02    SEPT 30/02
----------------------------------------------------------------------------------------------------------------------------------
                                    Oil &     Natural                   Oil &     Natural
                                     NGLs         Gas       TOTAL        NGLs         Gas       TOTAL         Total         Total
                                    $/bbl       $/mcf       $/BOE       $/bbl       $/mcf       $/boe         $/boe         $/boe
----------------------------------------------------------------------------------------------------------------------------------
TRUST FINANCIAL INFORMATION
CANADA
Price                              $43.07       $5.66      $37.59      $44.37       $6.28      $40.37        $28.56        $27.94
Hedging gain (loss)                 (3.56)         --       (1.42)      (3.95)      (0.15)      (2.11)        (1.06)        (0.23)
Royalties (net)                     (8.51)      (1.86)     (10.09)      (9.62)      (1.95)     (10.85)        (6.35)        (6.85)
Lifting costs                       (7.19)      (0.91)      (6.13)      (6.28)      (0.81)      (5.44)        (3.89)        (3.71)
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $23.81       $2.89      $19.95      $24.52       $3.37      $21.97        $17.26        $17.15
----------------------------------------------------------------------------------------------------------------------------------
FRANCE
Price(1)                           $33.42       $4.92      $33.25      $35.14       $5.09      $34.97        $38.71        $34.82
Hedging gain (loss)                 (3.26)         --       (3.12)      (3.51)         --       (3.38)        (1.50)         0.08
Royalties (net)                     (4.47)      (0.25)      (4.34)      (4.49)      (0.24)      (4.38)        (4.54)        (4.21)
Lifting costs                       (6.57)      (2.87)      (7.04)      (6.69)      (2.64)      (7.05)        (5.89)        (6.34)
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $19.12       $1.80      $18.75      $20.45       $2.21      $20.16        $26.78        $24.35
----------------------------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                              $38.47       $5.64      $36.40      $40.09       $6.25      $38.93        $31.07        $29.63
Hedging gain (loss)                 (3.42)         --       (1.89)      (3.75)      (0.14)      (2.44)        (1.17)        (0.16)
Royalties (net)                     (6.58)      (1.81)      (8.51)      (7.24)      (1.91)      (9.14)        (5.90)        (6.21)
Lifting costs                       (6.90)      (0.96)      (6.38)      (6.47)      (0.85)      (5.86)        (4.39)        (4.35)
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $21.57       $2.87      $19.62      $22.63       $3.35      $21.49        $19.61        $18.91
----------------------------------------------------------------------------------------------------------------------------------
AVENTURA FINANCIAL INFORMATION
Price                              $36.07       $1.52      $12.89      $38.82       $1.55      $13.63            --            --
Hedging gain (loss)                    --          --          --          --          --          --            --            --
Royalties (net)                     (5.50)      (0.13)      (1.46)      (4.70)      (0.14)      (1.49)           --            --
Lifting costs                          --       (0.56)      (2.89)         --       (0.55)      (2.82)           --            --
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $30.57       $0.83      $ 8.54      $34.12       $0.86      $ 9.32            --            --
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Price                              $38.40       $4.89      $33.95      $40.06       $5.50      $36.62            --            --
Hedging gain (loss)                 (3.32)         --       (1.69)      (3.66)      (0.12)      (2.22)           --            --
Royalties (net)                     (6.55)      (1.51)      (7.77)      (7.18)      (1.63)      (8.44)           --            --
Lifting costs                       (6.70)      (0.89)      (6.02)      (6.31)      (0.80)      (5.59)           --            --
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $21.83       $2.49      $18.47      $22.91       $2.95      $20.37            --            --
----------------------------------------------------------------------------------------------------------------------------------
General and administrative                                  (1.23)                              (1.23)        (0.99)        (1.06)
Reorganization costs                                           --                               (1.25)           --            --
Interest                                                    (1.04)                              (0.92)        (0.77)        (0.57)
Foreign exchange                                                -                                   -          0.03            --
Current and capital taxes                                   (0.43)                              (0.64)        (2.45)        (2.51)
----------------------------------------------------------------------------------------------------------------------------------
Cash flow netback                                          $15.77                              $16.33        $15.43        $14.77
----------------------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                 (10.80)                             (10.27)       (10.92)       (10.02)
Future income taxes                                          0.48                                3.12         (1.16)        (0.71)
Deferred financing charges                                  (0.03)                              (0.05)        (0.08)        (0.08)
Foreign exchange                                             0.36                               (0.32)         0.03            --
Non-controlling interest                                     0.07                                   -         (0.01)         0.01
Trust units issued                                              -                               (2.39)            -            --
----------------------------------------------------------------------------------------------------------------------------------
Earnings netback                                           $ 5.85                              $ 6.42        $ 3.29        $ 3.97
----------------------------------------------------------------------------------------------------------------------------------

(1) Price includes a $0.41 Q3 decrease, $0.26 year to date increase due to inventory valuation at cost (GAAP) versus market


                                       8
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
($000'S, UNAUDITED)

                                                SEPTEMBER 30,     December 31,
                                                         2003             2002
--------------------------------------------------------------------------------

ASSETS

Current
    Cash and cash equivalents                       $  33,530        $  32,562
    Accounts receivable                                37,021           56,582
    Crude oil inventory                                 4,486            3,207
    Prepaid expenses and other                          3,241            4,699
--------------------------------------------------------------------------------
                                                       78,278           97,050

Deferred financing costs                                  257              435
Deferred reorganization costs                              --            2,324
Reclamation fund (Note 2)                                 555               --
Capital assets                                        681,775          711,902
--------------------------------------------------------------------------------
                                                    $ 760,865        $ 811,711
================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current
    Accounts payable and accrued liabilities        $  61,728        $  79,817
    Distributions payable to unitholders                8,921               --
    Income taxes payable                                4,517           10,977
--------------------------------------------------------------------------------
                                                       75,166           90,794
--------------------------------------------------------------------------------

Long-term debt (Note 5)                               194,849          193,025
Provision for future site restoration                  12,480           11,169
Future income taxes                                   154,047          171,094
--------------------------------------------------------------------------------
                                                      436,542          466,082
--------------------------------------------------------------------------------
NON-CONTROLLING INTEREST                               29,307           21,321
--------------------------------------------------------------------------------
Unitholders' Equity
    Unitholders' capital (Note 7)                     124,784          140,557
    Exchangeable shares (Note 7)                       12,261               --
    Accumulated earnings                              228,957          183,751
    Accumulated cash distributions                    (70,986)              --
--------------------------------------------------------------------------------
                                                      295,016          324,308
--------------------------------------------------------------------------------
                                                    $ 760,865        $ 811,711
================================================================================

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000'S, EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)

                                                                 THREE MONTHS ENDED               NINE MONTHS ENDED
                                                              SEPT 30       Sept 30         SEPT 30        Sept 30
                                                                 2003          2002            2003           2002
------------------------------------------------------------------------------------------------------------------
Revenue:
       Petroleum and natural gas revenue                    $  73,179       $70,719        $242,106       $204,186
       Royalties (net)                                         17,631        14,428          59,381         43,024
------------------------------------------------------------------------------------------------------------------
                                                               55,548        56,291         182,725        161,162
------------------------------------------------------------------------------------------------------------------
Expenses:
       Production                                              13,658        10,289          39,313         30,172
       Interest                                                 2,450         1,997           6,848          4,466
       General and administrative                               2,793         2,313           8,650          7,354
       Reorganization costs (Note 3)                               --            --          25,628             --
       Foreign exchange loss (gain)                              (827)         (151)          2,269              7
       Depletion and depreciation                              24,497        25,614          72,285         69,468
------------------------------------------------------------------------------------------------------------------
                                                               42,571        40,062         154,993        111,467
------------------------------------------------------------------------------------------------------------------

Earnings before income taxes and other item                    12,977        16,229          27,732         49,695

Income taxes (recovery):
       Future (Note 6)                                         (1,090)        2,728         (21,990)         4,902
       Current                                                    641         5,409           3,960         16,631
       Capital                                                    303           330             557            747
------------------------------------------------------------------------------------------------------------------
                                                                 (146)        8,467         (17,473)        22,280
Other item:
       NON-CONTROLLING INTEREST                                  (154)           21              (1)           (99)
------------------------------------------------------------------------------------------------------------------

Net earnings                                                   13,277         7,741          45,206         27,514
Excess of consideration paid over stated value
   of shares purchased                                                         (340)                          (340)
Accumulated earnings, beginning of period                     215,680       162,670         183,751        142,897
------------------------------------------------------------------------------------------------------------------

Accumulated earnings, end of period                          $228,957      $170,071        $228,957       $170,071
==================================================================================================================

Net earnings per trust unit (Note 9):
       Basic                                              $      0.23   $      0.14     $      0.78    $      0.49
       Diluted                                            $      0.22   $      0.14     $      0.77    $      0.49

Weighted average trust units outstanding
       Basic                                               58,147,919    55,890,865      57,989,679     55,771,851
       Diluted                                             59,060,674    56,519,277      58,376,951     56,711,190



                                       10
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000'S, UNAUDITED)
                                                                       THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                    SEPT 30       Sept 30     SEPT 30      Sept 30
                                                                       2003          2002        2003         2002
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents provided by (used in):
Operating
       Net earnings                                               $  13,277     $   7,741   $  45,206    $  27,514
       Items not affecting cash and cash equivalents:
         Depletion and depreciation                                  24,497        25,614      72,285       69,468
         Unrealized foreign exchange loss (gain)                       (827)          (75)      2,249           17
         Amortized deferred financing costs                              76           181         333          529
         Non-controlling interest                                      (154)           21          (1)         (99)
         Trust units issued on cancellation of
            employee stock options                                       --            --      16,817           --
         Future income taxes                                         (1,090)        2,728     (21,990)       4,902
-------------------------------------------------------------------------------------------------------------------
       Cash flow from operations                                     35,779        36,210     114,899      102,331
       Site restoration costs incurred                               (1,058)         (407)     (1,303)        (565)
       Changes in non-cash working capital                           22,132        17,247      (4,182)         744
-------------------------------------------------------------------------------------------------------------------
                                                                     56,853        53,050     109,414      102,510
-------------------------------------------------------------------------------------------------------------------
Investing
       Disposition (acquisition) of capital assets                      159       (19,703)      1,294      (23,433)
       Drilling and development of petroleum and
         natural gas properties                                     (18,898)      (34,387)    (53,065)     (78,695)
       Corporate acquisition                                             --       (65,686)         --      (87,601)
       Restricted cash held for acquisition                              --        66,348          --           --
       Contributions to reclamation fund, net                            --            --        (555)          --
-------------------------------------------------------------------------------------------------------------------
                                                                    (18,739)      (53,428)    (52,326)    (189,729)
-------------------------------------------------------------------------------------------------------------------
Financing
       Increase (decrease) in long-term debt                         (9,341)       14,741       1,824      100,362
       Increase in deferred charges                                    (130)          (61)       (155)        (136)
       Issue (repurchase)  of Common shares for cash, net
         of share issue costs                                            --          (365)      1,201        3,887
       Distribution reinvestment plan                                 2,380            --       3,351           --
       Cash acquired on shares issued by subsidiary,
         net of share issue costs                                        91             3         294        2,830
       Cash distributions                                           (26,671)           --     (62,065)          --
-------------------------------------------------------------------------------------------------------------------
                                                                    (33,671)       14,318     (55,550)     106,943
-------------------------------------------------------------------------------------------------------------------
       Foreign exchange gain (loss) on cash held
         in a foreign currency                                          206          (910)       (570)        (734)
-------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                               4,649        13,030         968       18,990
Cash and cash equivalents, beginning of period                       28,881        12,676      32,562        6,716
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                          $  33,530       $25,706     $33,530      $25,706
===================================================================================================================

Cash payments:
       Interest                                                   $   1,790      $  2,336     $ 7,295      $ 4,522
       Taxes                                                      $ (12,470)     $    361     $ 9,852      $ 7,520



                                       11
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002, UNAUDITED
(000'S, EXCEPT UNIT AND PER UNIT AMOUNTS)

1.   BASIS OF PRESENTATION

     Vermilion Energy Trust (the "Trust" or "Vermilion") was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd., Clear Energy Inc., and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture. Vermilion Resources Ltd. (the "Company") is a wholly owned subsidiary of the Trust.

     Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Vermilion Resources Ltd. The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the Trust's 2002 Annual Information Form.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Unit Rights Incentive Plan

          The Trust has a unit-based long-term compensation plan for employees, directors and consultants of the Trust and its subsidiaries. Compensation cost is measured based on the intrinsic value of the award at the date of the grant and is recognized over the vesting period. Consideration received by the Trust on exercise of the units rights is credited to unitholders' capital. See Note 8 for a description of the plan and pro-forma disclosure of the associated compensation cost.

     b)   Per Unit Amounts

          Net earnings per unit are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of each month. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" trust unit rights are used to repurchase units at the average market rate during the period.

     c)   Reclamation Fund

          A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contributions are currently made on the basis of $0.20 per barrel of oil equivalent of production in Canada and France. Actual abandonment and reclamation work undertaken in the period was funded from the fund balance.


                                       12
--------------------------------------------------------------------------------

     d)   Income Taxes

          Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.

          The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its Canadian taxable income to the Unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

          In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual Unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

     e)   Distributions

          The Trust makes monthly distributions of its distributable cash to Unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments and, if applicable, funding future removal and site restoration reserves.

3.   TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO THE PLAN OF ARRANGEMENT

     Under the Plan of Arrangement, the Company transferred to Clear Energy Inc. a portion of the Company's existing lands and exploration assets. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

     Petroleum and natural gas assets and equipment                    $19,509
     Future income tax asset                                             5,461
     -------------------------------------------------------------------------
     Total assets transferred                                          $24,970
     Provision for site restoration and abandonment                         89
     -------------------------------------------------------------------------
     Net assets transferred and reduction in share capital             $24,881
     =========================================================================

     Associated with the Plan of Arrangement, the Company recorded transaction costs of $25.6 million, with $16.8 million related to the issue of Trust units in exchange for cancellation of stock options and $8.8 million in advisory and other costs.

4.   BUSINESS  DISPOSITION AND INVESTMENT

     Effective January 22, 2003, the Company sold its existing 40% working interest in the Central Block in Trinidad to Aventura Energy Inc. ("Aventura") for consideration of 212,059,512 common shares. As this was a related party transaction, assets and liabilities were transferred at book value. The sale increases the Company's equity holding in Aventura to approximately 72% from approximately 47% held prior to the sale.


                                       13
--------------------------------------------------------------------------------

5.   LONG-TERM DEBT

     At September 30, 2003, the Trust had a line of credit of $240 million with a banking syndicate, which has a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year. A working capital tranche of $1 million included in the $240 million facility has been placed in France to assist cash-management practices.

6.   FUTURE INCOME TAXES

     During the period ended September 30, 2003, reductions in corporate income tax rates were substantially enacted. The enacted rates are to be phased in over five years starting in 2003. As a result, the Trust's future income tax rate decreased to approximately 37 percent compared to 42 percent in prior periods. The future income taxes recovery recorded in the second quarter of 2003 includes the impact of this reduction in future income taxes of $13.7 million.

7.   UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

     Pursuant to the Plan of Arrangement, 51,480,467 units of the Trust and 6,000,000 exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company, a wholly owned subsidiary of the Trust on a one for one basis.

     The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 728,364 exchangeable shares were converted into 739,738 trust units based on the exchange ratio at the time of conversion. At September 30, 2003, the exchange ratio was 1.09317 trust units per exchangeable share.

                                                                           NUMBER OF SHARES             AMOUNT
     ----------------------------------------------------------------------------------------------------------
     Common Shares of Vermilion Resources Ltd.
     Balance as at December 31, 2002                                             55,866,918           $140,557
     Issued upon exercise of stock options                                          267,100              1,201
     ----------------------------------------------------------------------------------------------------------
     Balance january 21, 2003, prior to  plan of arrangement                     56,134,018           $141,758
     ----------------------------------------------------------------------------------------------------------

     Trust units issued on cancellation of employee
        stock options (Note 3)                                                    1,346,449           $ 16,817
     Transfer of assets and liabilities to Clear Energy Inc. (Note 3)                     -            (24,881)
     Trust units issued                                                         (51,480,467)          (119,739)
     Exchangeable shares issued                                                  (6,000,000)           (13,955)
     ----------------------------------------------------------------------------------------------------------
                                                                                        NIL                NIL
     ----------------------------------------------------------------------------------------------------------

                                                                            NUMBER OF UNITS             AMOUNT
     ----------------------------------------------------------------------------------------------------------
     Trust Units
     Unlimited number of trust units authorized to be issued

     Issued pursuant to Plan of Arrangement January 22, 2003                     51,480,467           $119,739
     Distribution reinvestment plan                                                 253,937              3,351
     Issued on conversion of exchangeable shares                                    739,738              1,694
     ----------------------------------------------------------------------------------------------------------
     Balance as at September 30, 2003                                            52,474,142            124,784
     Trust units issuable on conversion of exchangeable shares                    5,762,794             12,261
     ----------------------------------------------------------------------------------------------------------
     Trust unitholders' capital as at september 30, 2003                         58,236,936           $137,045
     ----------------------------------------------------------------------------------------------------------

7.   UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES (CONTINUED)

                                                                           NUMBER OF SHARES      CONSIDERATION
     ---------------------------------------------------------------------------------------------------------
     EXCHANGEABLE SHARES
     Issued pursuant to Plan of Arrangement  January 22, 2003                     6,000,000            $13,955
     Exchanged for trust units                                                     (728,364)            (1,694)
     ---------------------------------------------------------------------------------------------------------
     Balance as at september 30, 2003                                             5,271,636             12,261
     ---------------------------------------------------------------------------------------------------------

     As per the Plan of Arrangement, shareholders of the Company received one unit or one exchangeable share in the Trust for each common share held. In addition, Vermilion shareholders received one share in a separate publicly listed oil and gas company, Clear Energy Inc. for each three common shares held (Note 3).

8.   TRUST UNIT RIGHTS INCENTIVE PLAN

     The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 6,000,000 unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three year period and expire five years after the grant date.

     The Trust accounts for its unit rights incentive plan using the intrinsic-value of the unit rights. Using intrinsic-values, compensation costs are not recognized in the consolidated financial statements for unit rights granted to employees and directors when issued at prevailing market prices.

     Since the fair value of the unit rights can not be determined due to the nature of the reducing exercise price feature, pro-forma compensation cost has been determined using the excess of the unit price as at the date of the consolidated financial statements, over the exercise price for unit rights issued since January 22, 2003 as at the date of the consolidated interim financial statements. For the nine months ended September 30, 2003, net earnings would be reduced by $5,220,000. The effect on net earnings would be a decrease of $0.09 per unit. For the three months ended September 30, 2003, net earnings would be reduced by $3,113,000. The effect on net earnings would be a decrease of $0.05 per unit.

     The following table summarizes information about the Trust's unit rights

                                     THREE MONTHS ENDED SEPT 30, 2003           NINE MONTHS ENDED SEPT 30, 2003
                                                             WEIGHTED                                 WEIGHTED
                                          NUMBER OF           AVERAGE             NUMBER OF            AVERAGE
                                        UNIT RIGHTS    EXERCISE PRICE           UNIT RIGHTS     EXERCISE PRICE
     ---------------------------------------------------------------------------------------------------------
     Opening balance                      4,425,700          $  11.50                    --           $     --
             Granted                         69,000             14.19             4,756,000              11.54
             Cancelled                      (17,100)            11.45              (278,400)             11.45
     ---------------------------------------------------------------------------------------------------------
     Closing balance                      4,477,600          $  11.54             4,477,600           $  11.54
     =========================================================================================================


                                       15
--------------------------------------------------------------------------------

9.   PER UNIT AMOUNTS

     Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include additional trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive plan.

     Net earnings from operations per unit are as follows:

                                 THREE MONTHS ENDED            NINE MONTHS ENDED
                              SEPT 30       Sept 30       SEPT 30        Sept 30
                                 2003          2002          2003           2002
     ---------------------------------------------------------------------------
     Net earnings
           Basic (1)            $0.23         $0.14         $0.78          $0.49
           Diluted (2)          $0.22         $0.14         $0.77          $0.49
     ---------------------------------------------------------------------------


     (1) Basic per unit calculations are based on the weighted average number of trust units outstanding in 2003 of 57,989,679 for the period (55,771,851 common shares in 2002) which includes outstanding exchangeable shares converted at the period end exchange ratio.

     (2) Diluted calculations include additional trust units in 2003 of 387,272 for the period (939,339 additional shares in 2002) for the dilutive impact of the unit rights incentive plan (stock option plan in 2002). Calculations of diluted shares exclude 75,000 of unit rights in 2003 which would have been anti-dilutive. There were no adjustments to net earnings from operations in calculating dilutive per unit amounts.

10.  SEGMENTED INFORMATION
                                                      THREE MONTHS ENDED              NINE MONTHS ENDED
                                                   SEPT 30       Sept 30         SEPT 30        Sept 30
                                                      2003          2002            2003           2002
     --------------------------------------------------------------------------------------------------
     Petroleum and natural gas revenues:
           Canada                                 $ 53,252     $  49,106       $ 179,343       $145,218
           France                                   16,879        21,613          53,593         58,968
           Trinidad                                  3,048            --           9,170              -
     --------------------------------------------------------------------------------------------------
                                                  $ 73,179     $  70,719       $ 242,106       $204,186
     --------------------------------------------------------------------------------------------------
     Net earnings:
           Canada                                 $ 11,785        $2,572       $  36,638        $14,134
           France                                    1,907         5,169           8,235         13,380
           Trinidad                                   (415)           --             333              -
     --------------------------------------------------------------------------------------------------
                                                  $ 13,277     $   7,741       $  45,206        $27,514
     --------------------------------------------------------------------------------------------------
     Cash flow from operations:
           Canada                                 $ 25,150     $  22,084       $  79,705        $64,772
           France                                    8,850        14,126          30,173         37,559
           Trinidad                                  1,779            --           5,021              -
     --------------------------------------------------------------------------------------------------
                                                  $ 35,779     $  36,210       $ 114,899       $102,331
     --------------------------------------------------------------------------------------------------
     Capital expenditures:
           Canada                                 $  8,910     $  44,387       $  20,927       $110,755
           France                                    8,941         7,232          15,785         19,141
           Trinidad/Argentina                          888        68,819          15,059         69,567
     --------------------------------------------------------------------------------------------------
                                                  $ 18,739     $ 120,438       $  51,771       $199,463
     --------------------------------------------------------------------------------------------------

                                                                                 SEPT 30         Dec 31
                                                                                    2003           2002
     Identifiable assets:
         Canada                                                                $ 443,043        $497,512
         France                                                                  205,609         199,385
         Trinidad/Argentina                                                      112,213         114,814
     --------------------------------------------------------------------------------------------------
                                                                               $ 760,865        $811,711
     --------------------------------------------------------------------------------------------------


                                       16
--------------------------------------------------------------------------------

11.  CONTINGENCIES

     On September 25, 2001, Vermilion received a tax notice from the Direction Generale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP S.A. The notice advises that the Company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997 in the amount of 4.5 million Euro, including interest charges for late filing. The Company disagrees with the tax authorities position and is in the process of challenging the notice. At the present time the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued in the consolidated financial statements at September 30, 2003.

12.  COMMITMENTS

     The Trust realized a financial hedging loss of $10.7 million during the first nine months of 2003 (2002 - $1.6 million gain) related to its hedging activities. Physical and financial hedging contracts currently in place are as follows:

       OIL HEDGING                                            WTI                             BRENT
       Fixed Price Swaps                             BBLS/D           US$/BBL          BBLS/D         US$/BBL
       -------------------------------------------------------------------------------------------------------
       Q4 2003                                        2,950            $24.74           2,600          $23.24
       -------------------------------------------------------------------------------------------------------
       2004 Average                                   2,250            $24.35           2,250          $22.93
       2005 Average                                   1,500            $24.80           1,500          $23.37

       GAS HEDGING                                                                      FLOOR         CEILING
       Costless Collars                                                  GJ/D           C$/GJ           C$/GJ
       -------------------------------------------------------------------------------------------------------
       Q4 2003                                                         19,071           $4.80           $6.66
       -------------------------------------------------------------------------------------------------------
       Q1 2004                                                         17,500           $4.90           $8.53
       Q2 2004                                                         10,000           $4.56           $6.65
       Q3 2004                                                         10,000           $4.56           $6.65
       Q4 2004                                                          3,370           $4.56           $6.65
       -------------------------------------------------------------------------------------------------------
       2004 Average                                                    10,198           $4.71           $7.46
       2005 Average                                                        --              --              --

       CURRENCY HEDGING                                                                US$/MO        EXCHANGE
                                                                                       (000'S)           RATE
       -------------------------------------------------------------------------------------------------------
       Q4 2003                                                                         $4,080           $0.63
       2004                                                                            $3,170           $0.71


13.  COMPARATIVE FIGURES

     Certain of the prior period numbers have been reclassified to conform with the current period presentation.


                                       17
--------------------------------------------------------------------------------

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

NON-GAAP MEASURES:

Included in this news release are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per share. These terms are not defined by Generally Accepted Accounting Principles. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this news release, appears as a separate caption on the Company's cash flow statement and is reconciled to both net income and cash flow from operations.

For further information please contact:

Curtis W. Hicks, C.A.
VP Finance & Chief Financial Officer
or
Paul Beique, Director Investor Relations

2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 781-9449
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com